

02005537

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-19082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Carty & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6263 Poplar Avenue, Suite 800
(No. and Street)

Memphis	TN	38119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. Dallosta, Jr. (901) 767-8940
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jackson, Howell & Associates, P.C.
(Name — *if individual, state last, first, middle name*)

P. O. Box 2920	Cordova	TN	38088-2920
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, John Dallosta, Jr. ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carty & Company, Inc. ______, as of December 31 ______, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______

______

______



Signature

EXECUTIVE V.P

Title



Notary Public

MY COMMISSION EXPIRES APR. 03, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carty & Company, Inc.

FINANCIAL REPORT

December 31, 2001

CONTENTS

JACKSON, HOWELL & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS



MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

SHAREHOLDERS:

LARRY W. JACKSON, CPA
GARY J. HOWELL, CPA
DAVID L. JACKSON, CPA
JIMMY R. ADKINS, CPA

7240 GOODLETT FARMS PARKWAY
P. O. BOX 2920
CORDOVA, TENNESSEE 38088-2920

(901) 683-5100 PHONE
(901) 683-0562 FAX
E-MAIL: JHH@JHHCPA.COM

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Carty & Company, Inc.
Memphis, Tennessee

We have audited the accompanying statement of financial condition of Carty & Company, Inc. as of December 31, 2001, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carty & Company, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Cordova, Tennessee
February 1, 2002

Carty & Company, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash	$ 825,199
Cash - segregated	101,722
Receivables:	
Customers	878,665
Brokers and dealers	623,358
Clearing organization	63,778
Officers, directors and employees	113,320
Securities owned, at market value	3,335,952
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $1,000,922	375,922
Deferred income taxes	721,565
Other assets	776,279
	$7,815,760

LIABILITIES AND STOCKHOLDER'S EQUITY

Due to clearing organization, collateralized by securities owned	$ 940,281
Payable to customers	23,717
Payable to brokers and dealers	587,337
Securities sold, not yet purchased	56,258
Accounts payable and accrued liabilities	569,628
	2,177,221
COMMITMENTS AND CONTINGENT LIABILITIES	-
STOCKHOLDER'S EQUITY	
Common stock, no par value; authorized 25,000 shares; issued and outstanding 10,500 shares	2,208,790
Retained earnings	3,510,767
	5,719,557
Less cost of 6,666 2/3 shares of treasury stock	81,018
	5,638,539
	$7,815,760

The accompanying notes are an integral part of this statement.

Carty & Company, Inc.
STATEMENT OF INCOME
For the Year Ended December 31, 2001

Revenue:	
Trading securities	$4,871,874
Miscellaneous trading activities	758,665
Other income related to trading	511,952
	6,142,491
Expenses:	
Commissions	2,812,826
Employee compensation	1,283,317
Clearance to non-brokers	456,966
Occupancy	329,334
Communications	179,471
Interest	215,333
Regulatory expenses	259,364
Other general, administrative and operating expenses	920,741
	6,457,352
LOSS BEFORE INCOME TAXES	(314,861)
Income tax benefit:	
Current	-
Deferred	(157,112)
NET LOSS	$ (157,749)

The accompanying notes are an integral part of this statement.

Carty & Company, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2001

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance at January 1, 2001	$2,208,790	$3,668,516	$(81,018)	$5,796,288
Net loss	-	(157,749)	-	(157,749)
Balance at December 31, 2001	$2,208,790	$3,510,767	$(81,018)	$5,638,539

The accompanying notes are an integral part of this statement.

Carty & Company, Inc.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
For the Year Ended December 31, 2001

Subordinated borrowings at January 1, 2001	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2001	$ -

The accompanying notes are an integral part of this statement.

Carty & Company, Inc.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (157,749)
Adjustments to reconcile net loss to cash provided by operating activities:	
Depreciation	126,193
Deferred tax benefit	(157,112)
Changes in assets and liabilities:	
(Increase) decrease in:	
Customers receivables	(136,325)
Brokers and dealers receivables	(52,789)
Clearing organization receivables	354,086
Securities owned	5,042,318
Commissions and other receivables	30,425
Other	(66,813)
Increase (decrease) in:	
Customers payables	(52,279)
Brokers and dealers payables	45,668
Securities sold, not yet purchased	53,108
Accounts payable and accrued liabilities	162,123
NET CASH PROVIDED BY OPERATING ACTIVITIES	5,190,854
CASH FLOWS FROM INVESTING ACTIVITIES:	
Payments for purchase of equipment	(32,859)
NET CASH USED IN INVESTING ACTIVITIES	(32,859)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Net payments on borrowings from clearing organization	(4,855,531)
NET CASH USED IN FINANCING ACTIVITIES	(4,855,531)
INCREASE IN CASH AND CASH EQUIVALENTS	302,464
Cash and cash equivalents:	
Beginning of year	624,457
End of year	$ 926,921

Carty & Company, Inc.
STATEMENT OF CASH FLOWS - CONTINUED
For the Year Ended December 31, 2001

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:

Cash paid during the year for:	
Interest	$153,408
Income taxes	$ 8,048

The accompanying notes are an integral part of this statement.

Carty & Company, Inc.
NOTES TO FINANCIAL STATEMENTS

NOTE A - OPERATIONS AND ORGANIZATION

Carty & Company, Inc. is a securities broker-dealer operating under provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly-owned subsidiary of Carty Financial Corporation. Customers' funds and securities are protected to the limits provided by the Securities Investor Protection Corporation.

The Company operates primarily as a principal in transactions for the purchase and sale of various types of debt securities which include obligations of the United States Government, federal government agencies, various state and local governments, and corporate debt. The Company also acts as agent for customers in acquiring certificates of deposits, equity securities, mutual funds and private placement of mortgage loans.

The Company's securities transactions are made primarily with individuals, financial institutions, credit unions, private organizations and other broker-dealers.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recording Security Transactions

Purchases and sales of securities and related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the trade date. If materially different, transactions are adjusted to a trade date basis.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased for investment purposes with a maturity of three months or less to be cash equivalents.

Securities Owned and Securities Sold, But Not Yet Purchased

Marketable securities, consisting of stocks, corporate bonds, state, municipal and United States and agencies obligations, and securities sold but not yet purchased, are valued at market value. Securities not readily marketable are stated at their estimated value. Rules and regulations of the Securities and Exchange Commission require valuation of broker-dealer owned securities to be valued at market. Unrealized gains and losses have been included in income.

Accounting for Bad Debts

The Company uses the direct write-off method of accounting for bad debts. Management has reviewed all material accounts receivable and has charged operations with all amounts above anticipated collections. Management views all material amounts remaining as collectible; therefore, a provision for doubtful accounts has not been made.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Property and Equipment

Property and equipment are stated at cost.

Depreciation expense is determined by the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life or the term of the lease.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company expenses all advertising costs, including direct response advertising costs, as they are incurred. Total advertising costs for the year ended December 31, 2001 was $29,735.

Income Taxes

Taxes are provided for items included in the statement of income, regardless of the period when such items are reported for tax purposes. The Company uses an asset and liability approach to financial accounting and reporting for income taxes. The difference between financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized.

Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred assets and liabilities. Deferred taxes result from timing differences in the recognition of revenues and expenses for tax and financial reporting purposes. The primary source of this difference is the use of accelerated depreciation methods.

Allocated Expenses from Parent Company

The parent company incurs the costs of salaries, commissions and related expenses and allocates such costs to the operations of the Company. The parent company charges the subsidiary a management fee to cover salary processing costs.

Carty & Company, Inc.
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE C - CASH AND SECURITIES SEGREGATED UNDER FEDERAL REGULATIONS

In accordance with provisions of Rule 15c3-3 of the Securities and Exchange Commission, the Company was not required to have special deposits. However, cash of $101,722 has been segregated in special accounts.

NOTE D - RECEIVABLES AND PAYABLES ARISING FROM SECURITIES TRANSACTIONS

The components of receivables from and payables to brokers and dealers are as follows:

Securities failed to deliver	$623,358
Total receivable from brokers and dealers	$623,358
Securities failed to receive	$587,337
Total payable to brokers and dealers	$587,337

Fails to deliver and fails to receive represent the contract value of securities which had not been delivered or received by settlement date.

The components of receivables from and payables to customers are as follows:

Securities not delivered	$874,029
Unsecured	4,636
Total receivable from customers	$878,665
Securities not received	$ 21,927
Free credits	1,790
Total payable to customers	$ 23,717

NOTE E - SECURITIES OWNED - AT MARKET VALUE

Securities owned are stated at market value and consist of the following:

Obligations of the United States Government	$1,542,493
Obligations of states, counties, and municipalities	1,335,676
Corporate obligations	3,000
Stocks and warrants	56,296
Other securities	179,346
Securities owned not readily marketable	219,141
	$3,335,952

NOTE F - PAYABLE TO CLEARING ORGANIZATION

The payable to clearing organization of $940,281 is the result of advances for the purchase of securities. The liability is collateralized by securities sold to brokers and dealers and customers, and by securities owned, which are held by the clearing organization. Interest is at a fluctuating rate, 2.52% at December 31, 2001, that generally corresponds to the broker call money rate.

NOTE G - INCOME TAX MATTERS

Net deferred tax assets consist of the following components as of December 31, 2001

Deferred tax assets:	
Net operating loss carryforward	$658,006
AMT credit carryforward	63,999
Less valuation allowance	-
	722,005
Deferred tax liabilities	
Property and equipment	440
	$721,565

NOTE G - INCOME TAX MATTERS - CONTINUED

The alternative minimum tax (AMT) credit carryforward may be carried forward indefinitely to reduce future regular income taxes payable. The net operating loss (NOL) carryforward may be carried forward for 20 years, and any unused NOL will expire as follow:

	Federal	State
December, 2020	$1,265,197	$1,147,642
December, 2021	413,837	304,605
	$1,679,034	$1,452,247

The income tax provision differs from the amount of income tax benefit determined by applying the U.S. federal income tax rate to pretax loss from continuing operations for the year ended December 31, 2001 due to the following:

Computed "expected" tax benefit	$(107,053)
Increase (decrease) in income taxes benefit resulting from:	
Nondeductible expenses	1,662
Nontaxable income	(37,139)
State income tax benefit	(12,469)
Other adjustments	(2,113)
	$(157,112)

NOTE H - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, both as defined under the applicable rules. At December 31, 2001, the Company had net capital of $3,169,608, which was $2,919,682 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .22 to 1.

NOTE I - 401(k) PROFIT SHARING PLAN

The Company's employees are included in Carty & Company's qualified 401(k) profit sharing plan. The Company's contribution to the plan is determined by the Board of Directors and is discretionary. The Company contributed $63,936 to the profit sharing plan for the year ended December 31, 2001.

NOTE J - COMMITMENTS AND CONTINGENCIES

The Company is obligated for monthly lease payments on its general office until September 30, 2007. The lease requires annual rental payments as follows:

December 31, 2002	$213,664
December 31, 2003	221,089
December 31, 2004	229,486
December 31, 2005	237,767
December 31, 2006	245,364
December 31, 2007	188,214

During the year, the Company incurred building lease expense of $202,273.

NOTE K - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company may be exposed to risks in the execution of securities transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and interest rate changes.

The Company's securities transactions clear primarily on a delivery versus payment basis. In transactions with repurchase agreements, margin may be required if market conditions are such as to indicate excessive elements of risk in these transactions. The execution of substantially all purchases and sales of securities require the performance of another party to fulfill the transactions. In the event that a counter-party to the transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the prevailing market price, which may have an adverse effect.

The nature of the securities industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

The Company, as a securities broker-dealer, is engaged in various securities trading activities with a variety of customers including individuals, financial institutions, credit unions, insurance companies, pension plans, and other broker-dealers. The Company's exposure to credit risk associated with the non-performance of these counter-parties could be impacted by changing market conditions which would impair the counter-parties ability to satisfy their obligations to the Company.

NOTE L - COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE M - RELATED PARTY TRANSACTIONS

Carty & Company, Inc. is a wholly-owned subsidiary of Carty Financial Corporation. During the year, Carty Financial Corporation allocated $4,096,143 in direct wage costs and payroll taxes to the Company.

NOTE N - ANNUAL REPORT OF FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

SUPPLEMENTARY INFORMATION

JACKSON, HOWELL & ASSOCIATES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS



MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

SHAREHOLDERS:

LARRY W. JACKSON, CPA
GARY J. HOWELL, CPA
DAVID L. JACKSON, CPA
JIMMY R. ADKINS, CPA

7240 GOODLETT FARMS PARKWAY
P. O. BOX 2920
CORDOVA, TENNESSEE 38088-2920

(901) 683-5100 PHONE
(901) 683-0562 FAX
E-MAIL: JHH@JHHCPA.COM

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

The Board of Directors
Carty & Company, Inc.
Memphis, Tennessee

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cordova, Tennessee
February 1, 2002

Jackson, Howell & Associates, PC

Carty & Company, Inc.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2001

SCHEDULE 1

Aggregate indebtedness:		
Items included in statement of financial condition:		
Payable to customers		$ 23,717
Fail-to-receive		93,266
Accounts payable and accrued expenses		569,628
TOTAL AGGREGATE INDEBTEDNESS		$ 686,611
Net capital:		
Total stockholder's equity		$5,638,539
Less deductions and charges to capital:		
Non-allowable assets	$2,181,932	
Aged fail-to-deliver	44,310	
Haircuts on securities	242,689	2,468,931
NET CAPITAL		3,169,608
Minimum required net capital		250,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT		$2,919,608
Ratio of aggregate indebtedness to net capital		.22 to 1

Carty & Company, Inc.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3
December 31, 2001

SCHEDULE 2

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$ 30,087
Customers' securities failed to receive	92,721
Other credits	545
TOTAL CREDIT BALANCES	123,353
Debit balances:	
Failed to deliver customer's securities not older than 30 days	21,927
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to rule 15c3-3	865,289
TOTAL DEBIT BALANCES	887,216
Reserve computation:	
Excess total debits over total credits	$763,863
Required deposit at 105%	NONE
Deposits held in reserve:	
Cash and securities segregated for the benefit of customer as of December 31, 2001.	$101,722

There are no material differences between the Company's computation for determination of the reserve requirements under Rule 15c3-3 included in Part II of Form X-17A-5 as of December 31, 2001 and the computation above; therefore, no reconciliation of the computation for determination of the reserve requirements under Rule 15c3-3 is included.

Carty & Company, Inc.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2001

SCHEDULE 3

1. Customers' fully paid securities and excess margin securities not in the Registrant's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of report date) but for which the required action was not taken by Registrant within the time frames specified under Rule 15c3-3	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -
A. Number of items	-

Carty & Company, Inc.
RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5
December 31, 2001

SCHEDULE 4

Aggregate indebtedness:	
Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2001 (unaudited)	$ 686,611
Add (deduct) reconciling items (special reserve account)	-
AGGREGATE INDEBTEDNESS AS COMPUTED ON SCHEDULE 1	$ 686,611
Net capital:	
Net capital as reported by the registrant in Part IIA of Form X-17A-5 as of December 31, 2001 (unaudited)	$3,169,608
Add (deduct) reconciling items	-
NET CAPITAL AS COMPUTED ON SCHEDULE 1	$3,169,608

INDEPENDENT AUDITORS' REPORT ON THE

INTERNAL CONTROL STRUCTURE

JACKSON, HOWELL & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS



MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

SHAREHOLDERS:

LARRY W. JACKSON, CPA
GARY J. HOWELL, CPA
DAVID L. JACKSON, CPA
JIMMY R. ADKINS, CPA

7240 GOODLETT FARMS PARKWAY
P. O. BOX 2920
CORDOVA, TENNESSEE 38088-2920

(901) 683-5100 PHONE
(901) 683-0562 FAX
E-MAIL: JHH@JHHCPA.COM

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

The Board of Directors
Carty & Company, Inc.
Memphis, Tennessee

In planning and performing our audit of the financial statements of Carty & Company, Inc. for the year ended December 31, 2001, we considered its internal control , including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Carty & Company, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

(2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the following practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jackson, Howell & Associates PC

Cordova, Tennessee
February 1, 2002